UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      January 20, 2006


Mr. John W. Greenslade
Chief Executive Officer
Baja Mining Corp.
2350-1177 West Hastings Street
Vancouver, British Columbia V6E 2K3


      Re:	Baja Mining Corp.
		Registration Statement on Form 20-F
      Filed December 22, 2005
		File No. 0-51690


Dear Mr. Greenslade:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing or on February
20, 2006.    Upon effectiveness, you will become subject to the
reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

3. Except as otherwise required by Form 20-F, please provide all information in the Form 20-F as of a date reasonably close to the date of filing the registration statement (See General Instruction C(b)). For example, you identify your directors and senior officers on page 10 as of November 15, 2005, but on page 50 you identify your directors as of September 30, 2005; on page 13 you provide the exchange rate as of September 30, 2005; on page 24 you provide your organizational structure as of December 31, 2004; and on page 61 you provide a list of your major shareholders as of September 30, 2005.

4. Please provide revised consents from Messers. Holmes, Greenslade,
Hellman, Yeo, Mehner and Hunter. Each of their consents refer to a registration statement dated December 7, 2005. However, Baja
Mining`s registration statement is dated December 21, 2005.

5. We note that you completed private placements in 2004 and 2005. Disclose where you conducted the private placements. If in the U.S., disclose the exemption from registration upon which you relied and the facts that make the exemption available.

6. Please move the "Glossary of Terms" and "Guide 7 and CIM
Reporting
Definitions" sections to the end of the Registration Statement and add a reference to both on the Table of Contents. Add a section before Item 1 that briefly states the business of the Company. These changes will aid the reader in better understanding the disclosure in the rest of the registration statement.




Note Regarding Forward Looking Statements, page 4

7. You are responsible for the accuracy of the disclosure in your filings. Revise the disclaimer on page 4 indicating that you assume no obligation to update or revise any forward-looking statements found in the registration statement.

8.	Please provide the full business address for the directors
and
senior management as required by Item 1.A.

Advisors and Auditors, page 10

9. Please identify the professional body in which your auditors have a membership as required by Item 1.C

Key Information--Selected Financial Data, page 12

10. Revise the table to present the five most recent financial years, as required by Item
  3.A of instructions to Form 20-F. In addition, please indicate that the interim data presented is unaudited.

Key Information-Capitalization and Indebtedness, page 14

11. Please comply with the requirement of Item 3.B that this information be presented as of a date no earlier than 60 days prior to the date of the registration statement on an actual basis.

Risk Factors, page 14

  12. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note "We have no proven or probably reserves,"
"We currently depend on a single property-the Boleo Property," and "We are required to obtain permits in order to develop the Boleo Property, which include environmental permits." Please revise each of your subheadings to ensure that it discloses the specific risk or risks that you are discussing in the text. Rather that stating that a factor could "adversely affect" your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

13. Eliminate language that mitigates the risk you present. For example, in the risk factor entitled "We currently depend on a single property-the
Boleo
Property," please delete the first clause of the second sentence that
states "Even though  the Boleo Property encompasses several areas with known copper, cobalt, zinc, and manganese mineralization...."
As another example, please delete the first clause of the risk factor on "Our property and exploration activities are subject to geologic uncertainty and inherent variability," and the first clause in the risk factor on "Our use and quantification of mineral resources are based on only estimates and are subject to great uncertainty." Please also correct the typo in the heading of this latter risk factor. State the risk directly and plainly, eliminating statements such as "no assurance can be given" and "we cannot be certain."

14. In the risk Factor entitled "The Boleo Property is located in Mexico and subject to several country risks that may affect our ability to complete exploration and development work on the property" please add a short discussion of the risks associated with fluctuations in currency exchange rates since your principal property is located in Mexico. In addition, we note that presidential elections will be held in Mexico in July 2006. Please address how a change in regime might affect your operations in Mexico.

15. In the Risk Factor titled "Baja`s title to its properties may be subject to other
Claims," please explain what you mean in the last sentence regarding valid challenges to the title of Baja`s properties. To the extent that you have specific information regarding challenges to Baja`s property rights, please so state.

16. Please update the disclosure in the Sarbanes-Oxley-related risk factor on page 20, as the reporting deadlines have changed. Please also revise the title to the risk factor to reflect your concerns over section 404 compliance.

17. We note that you appear to have a going concern risk. Please add a separate risk factor that relates to the issue of your ability to continue to operate as a going concern.

Information on the Company

History and Development of the Company, page 21

  18.  Disclose the name and address of your agent in the United
States, if any.  See Item
     4.A.3.

Business Overview, page 22

19. Update the registration statement to discuss the status of the feasibility study.

 20. You state that the Company is considered to be in the exploration stage. Yet, on page 15 in the first Risk Factor on that page you state that the company is an early stage company. The audited financial statements indicate that the company is in the development stage. Please rectify these inconsistencies.

 21. We note that you have included as an exhibit a license agreement with Commonwealth Scientific & Industrial Research Organization to use its DSX Technology for extraction for cobalt, zinc and copper. Please provide a discussion of the importance of the license to your planned operations. See Item 4.B.6

Property, Plant and Equipment, page 24

   22. Please update the disclosure in this section. For example you state that an
Environmental Impact Manifest will be submitted to SEMERNAT in late
2005. You also note that a test mine will be completed by mid-
December 2005.

Specific Restrictions Applicable to the Boleo Project, page 27

  23. You state that the environmental requirements associated with
Boleo`s location
         within the Vizcaino Natural Protected Area boundary is a significant project issue.
         Please add a Risk Factor explaining this risk.

 Work by Previous Operators, page 28

24. Please revise this section to more briefly state the history of the property. Please keep in mind that you should not infer that past operations at the property are indicative of future operations.

25. Please further discuss how the project will acquire both an adequate water and
	 power supply. In this discussion please address who will build the diesel and the co-generation plants and the desalination plant, what they will cost and how the financing will be obtained. In addition, please address what type of permitting will be required. Please add a risk factor discussing these risks, if appropriate.

Geological Setting, page 31

26. Please be careful to not use overly technical wording that would not be
	    understandable to the average reader. For example, please revise the following
	    sentences in the last paragraph of that section: "The oldest rocks outcropping on the property are andesitic volcanics of the Comondu
Formation.  They
         include sub-aerially erupted flows and coarse explosive breccias, which grade into coeval epiclastic sediments to the west."

Summary, page 40

27. Please add a description of the method of financing the "Recommended definitive feasibility study Activities" on page 44. See
Item 4.D. Please also add a risk factor that notes the dilution that existing shareholders will experience due to the Company`s need to engage in equity financing in order to maintain operations.

Operating and Financial Review and Prospects

Critical Accounting Policies, page 45

28. Revise your discussion of critical accounting policies to conform to the guidance provided in Financial Reporting Codification
Section 501.14. This discussion should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Such discussion should also be consistent with the policies disclosed in your financial statements. For example, on page 45 you state amortization is on the straight line basis, while in Note 2(c) you state both straight line and declining balance methods are used.

Third Quarter ended September 30, 2005 compared to third quarter ended September 30, 2004, page 47

29. Please add a discussion of the impact of foreign currency fluctuations on the company, if material, and the extent to which foreign currency net investments are hedged by currency borrowings or other hedging instruments. See Item
       5.A.3. Please provide information regarding any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company`s operations or investments by US shareholders.  See Item 5.A.4.

Year ended December 31, 2004 compared to year ended December 31,
2003, page 47

30.  We note you expensed $1,364,224 related to your pilot plant
during the fiscal year 2004.   Expand your operating results
discussion to disclose the financial effects on current and future operations related to the costs of the pilot plant as required by
Item 5.A and 5.D of Form 20-F.

Year ended December 31, 2003 compared to year ended December 31,
2002, page 48

     31. Break out the portion of the $1,054,082 received for the sale of tax losses in
            2002 that was used to reduce monies owed to Tek Terra and the portion used to fund continuing operations.

Liquidity and Capital Resources, page 48

    32. Please provide a discussion of the results comparing the nine month periods ended September 30, 2005 and 2004.

33. Provide a discussion of the changes in financial condition for each of the years presented, including the causes of material changes from year to year in the financial statement line items, to the extent necessary for an understanding of the company`s business as a whole. Refer to Item 5 of Form 20-F for further guidance.

34. Please discuss the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you, and the impact the restrictions have had or are expected to have on your ability to meet your cash obligations. Refer to Item
5.B.1(b)
of Form 20-F.

35. We note your disclosure that the company has sufficient funds to complete its planned exploration activities and to fund general and administrative expenses for the next twelve months. Please revise to disclose management`s plans should the company be unable to raise the additional $7,000,000 needed to complete the definitive feasibility study.

Trend Information, page 49

         36. Please revise this disclosure to provide a discussion for the current fiscal year of the information required by Item
5.D.

Tabular Disclosure of Contractual Obligations, page 49

  37. Please identify whether the monetary amounts are expressed in
US or
    Canadian dollars. Please make sure throughout the document that it is clear whether US or Canadian dollars are being disclosed. We also refer you to
    Instructions to Item 5, Instruction No. 2 in regard to reconciliation to US
    GAAP.

38. Your total column for capital lease obligations does not foot properly. Please revise. In addition, please provide a total column for each period presented. Refer to Item 5.F for further guidance.

Directors and Senior Management, page 50

     39. Please complete the disclosure as to Mr. Albinson in regard to when he was appointed to his current position and add a footnote referencing the 600,000 shares held in trust as noted on page 60. Please also resolve the conflict between this table and page 59 as to who is a member of the audit committee.
            Please resolve the conflict between the number of shares held by the Cayman
            Island trust for which Mr. Greenslade is a potential beneficiary disclosed in footnote 1 to the table and on page 67 under Escrow
Shares.

      40. Disclose the ages or dates of birth of your directors and the members of the management team. Disclose the amount of time that your directors and management devote to Baja`s operations. We may have further comments.

      41. Please explain why the Company retains the management services of
             Messers. Greenslade and Murray through a contract with
Kendron Petroleum
             Management Corporation and Optimum Project Services.
You indicate on
             page 56 that both companies combined receive $18,000 per year. Please break out the payments to both companies. We may have
             further comments.

42. Identify the entities to which you refer in the footnotes to the
Summary Compensation Table.

Compensation

Option/SAR Grants During the Most Recently Completed Financial
Year,
page 55

      43. Disclose the basis for the option awards during the last completed fiscal year.

Management Contracts, page 56

      44. Please correct the inconsistency between the number of options granted to
             Mr. Reymenants in this narrative (200,000) and the amount disclosed on the option table (250,000).

      45. Please disclose the amount of compensation received by Mr.
Albinson for
             acting as a director of Boleo.

Board Practices, page 58

46.  Please provide the disclosure required by Item 6.C.2.

Related Party Transactions, page 61

47. Please revise this section to more clearly explain the related party transactions in a more narrative fashion. Please indicate which transactions are expected to continue in the future. In addition, please provide a description of the arrangement with Lexcorp International Limited and Pacific Harbour Capital Corp, including the amount of rent and administration paid to these corporations, the services provided by them and the duration of the contract. Please file a copy of the contracts as exhibits. Also disclose whether the terms of the related party transactions were equivalent to terms agreed-upon in similar transactions with non-affiliated parties. We may have further comments.

The Offer and Listing, page 64

48.  Please include a high and low price for the quarter ended
December 31, 2004.

49.  Please provide the information required by Item 9.A.5

Additional Information

Pooling Agreement, page 69

50.   Please describe the purpose and effect of the Pooling
Agreement.

Material Contracts, page 70

51. Provide the disclosure required by Item 10.C. for the License agreement
(document (d)) and Sublicense agreement (document (e)). Add a reference to the description of the agreements with Lexcorp International Limited and Pacific Harbour Capital Corp. as requested above.

Statements by Experts, page 79

		52.   Please add your auditors to this section.

Quantitative and Qualitative Disclosure about Market Risk, page 81

53. In Note 3 to your consolidated financial statements you disclose your foreign translation and currency risk. However, on page 81 that you disclose you have no currency exposure to operating activity. Please reconcile these two disclosures. As appropriate, provide the disclosures required by Item 11 of Form 20-F as to Quantitative and Qualitative Disclosure about Market Risk related to your foreign currency exposures.

Financial Statements, page 82

Consolidated Balance Sheets

Shareholders` Equity

54.  It appears the balance sheet information with respect to this item is incomplete. Revise the face of the balance sheet to include the number of common shares issued or outstanding and the number of common shares authorized. Refer to Regulation S-X Item 5-02 (30) for further guidance.



Exhibits, page 82

55. The document you filed as exhibit 4.10 (Mr. Reymenant`s consulting agreement) is a letter agreement which refers to completing a full agreement. Please tell us whether a full agreement has been signed, and if so, please file it as an exhibit. In addition, to the extent an additional agreement has been entered into, please revise your disclosure accordingly.

56. You refer to a contract with Haywood Securities Limited under the "Material
Contracts" section of the registration statement. Please file this contract as an exhibit.

Notes to Financial Statements

Note 14 - Differences Between United States and Canadian Generally Accepted Accounting Principles

57. Provide cumulative totals for the following items from the date of your inception as an exploration stage company through December 31, 2004, as required by Statement of Financial Accounting
Standards
Number 7, in accordance with SEC staff policy:

* Cumulative Exploration Expenses
* Cumulative General and Administrative Expenses
* Cumulative Net Loss
* Cumulative cash flow from operating activities
* Cumulative cash flow from investing activities
* Cumulative cash flow from financing activities

58. We note your accounting policy for cash in Note 3(i) and your separate presentation of short term deposits on the balance sheet. Based upon your separate line item presentation of cash and short term deposits on your balance sheet it would appear that the short term deposits are not cash equivalents. Tell us why you consider the short term deposits to be cash equivalents on your statement of cash flows.

59. We note that you expensed property acquisition costs as a U.S. GAAP reconciling item in your balance sheet. Given the consensus reached in EITF issue 04-2 Whether Mineral Rights Are Tangible or Intangible Assets, explain to us why you believe that your accounting policy for property acquisition costs is consistent with U.S. generally accepted accounting principles. We may have further comment.

60. In Note 3 (j) you indicate that your policy for accounting for stock compensation is a fair value based method for Canadian GAAP. In Note 14 (g) you indicate that the company uses APB 25 for U.S. GAAP accounting purposes. Please tell us why you have not included a reconciling item for the difference in accounting for your stock options under U.S. GAAP and Canadian GAAP.

Engineering Comments

General

Work by Baja, Page 30

61. The first paragraph in this section describes a definitive feasibility study. Please explain the purpose and scope of a definitive feasibility study within the filing and compare this definition to the pre-feasibility study in the preceding paragraph and a "bankable" or "final" feasibility study. Also explain the context for a Phase 1 "proof of concept" Pilot Plant in regard to the above feasibility studies. Describe the additional work necessary to achieve a capital and operational cost estimate within a "Bankable" feasibility study accuracy range of plus or minus 10 percent and how this work will relate to the final project capital and operational cost determinations.

Summary, page 40

62. The Preliminary Economic Assessment (PEA) for this project estimates the construction cost for the Boleo mine and mill complex to be USD$292 million and operating costs to be USD$19.90 per dry tonne of ore feed. Other economic measurements stated in this section include a Pay-Back Period of 39 months, a Net Present
Value
(NPV) of USD$307.6 million, and a Internal Rate of Return (IRR) of 21.1%. These economic indicators imply a high degree of accuracy that is not possible at this stage. The PEA also includes the use of inferred resources that are considered too speculative to have economic applications. As a result there is no certainty in any of the above metrics and Boleo project economic feasibility is very uncertain. Remove these measurements from the filing.








Identity of Directors, Senior Management and Advisors, page 10 and page 50
	63. We note certain of your directors, officers, promoters and other members of management serve as directors, officers, promoters and members of management of other junior mining companies.
Please
advise us as to the following:
* The full extent of the relationship of the Company, and its directors, executive officers and other members of management, with these other entities, including the percentage of ownership held by each in the other entity;
* Whether these other entities are engaged in the same line of business in the same geographical areas as the Company;
* The measure(s) that you have instituted to prevent officer and director conflicts of interest other than self-policing, such as whether independent directors or shareholders are required to approve any related party transactions or you have executed non-competition agreements with these officers/directors;
* The transactions you have consummated with these entities, including the material terms thereof; and
* Whether the terms of any transactions with these entities are fair to the Company and its disinterested shareholders.

	Revise your disclosure in each appropriate section to discuss each of the above matters in appropriate detail. Also, please add a risk factor regarding the potential conflicts of interest of the officers and directors that details the information you describe and the material risks associated with such a situation. We may issue further comments.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761 or, in his absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, the undersigned at (202) 551-3685 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	G. Newberry
	A. Sifford
T. Richter
      D. Levy
      G. Schuler
Mr. John W. Greenslade
Baja Mining Corp.
January 20, 2006
Page 2